                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
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                            (Name of Subject Company)


                     TRANSCONTINENTAL REALTY INVESTORS, INC.
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                       (Names of Persons Filing Statement)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   893617-20-9
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                      (CUSIP Number of Class of Securities)

                                 Ted P. Stokely
            Member of the Special Committee of the Board of Directors
                              c/o Steven C. Metzger
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                            Dallas, Texas 75204-1083
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      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

         The name of the subject company is Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI" or the "Company"). The address of the principal executive offices of TCI is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234, and its phone number at its principal executive offices is (469) 522-4200.

         The title of the class of equity securities to which this Schedule 14D-9 Solicitation/Recommendation Statement (this "Schedule 14D-9") relates is the Common Stock, par value $0.01 per share of TCI (the "Shares" or the "Common Stock"). As of October 25, 2002, there were approximately 8,072,594 Shares issued and outstanding. As of October 25, 2002, American Realty Investors, Inc., a Nevada corporation ("ARL") owned directly or indirectly 3,994,301 Shares (49.5%), Basic Capital Management, Inc., a Nevada corporation ("BCM"), which is the contractual adviser to TCI and ARL and Income Opportunity Realty Investors, Inc. ("IOT"), owned directly or indirectly 1,166,947 Shares (14.5%), and non-affiliates owned 2,881,044 Shares (approximately 35.7% of the outstanding).

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

         This Schedule 14D-9 is being filed by the subject company, TCI. The contact information for TCI is listed in Item 1 above and is incorporated herein by reference.

         This Schedule 14D-9 relates to a tender offer by Transcontinental Realty Acquisition Corporation (the "Purchaser"), wholly-owned subsidiary of ARL, to purchase up to all outstanding Shares which are not currently owned by Purchaser, ARL or BCM from the non-affiliates (the "Publicly Held Shares") at a price of $17.50 per Share in cash (the "Offer Price"), all net to the Seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"). The Purchaser and ARL may sometimes be collectively referred to in this Schedule 14D-9 as "ARL." The Purchaser filed a Schedule TO Tender Offer Statement (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on November 15, 2002, which incorporates the Offer to Purchase as an exhibit. The Offer to Purchase is incorporated herein by reference.

         The Offer is conditioned upon, among other things, Purchaser obtaining sufficient financing prior to the expiration of the Offer to enable the Purchaser to purchase the tendered Shares and pay the fees and expenses of the Offer. If all of the Publicly-Held Shares were tendered at the Offer Price, the Purchaser would need approximately $50.5 million to purchase all of the Publicly-Held Shares and an additional $3,238,567 to pay related expenses. The Schedule TO advises that ARL expects to obtain this financing through various sources, and that ARL reasonably expects that it will be able to borrow enough money to satisfy its obligations with respect to the Offer.

         The Offer is subject to a number of other conditions, including litigation, any event, change, effect or development that would have a material adverse effect upon ARL, or another tender offer.


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         Unless otherwise noted herein, all information contained in this
Schedule 14D-9 is incorporated herein by reference concerning (i) the Purchaser, ARL, BCM or their affiliates (other than TCI and IOT), and (ii) the Settlement Agreement from the Olive Litigation and negotiations among the parties therein, was obtained from reports or statements filed by ARL with the Commission, including, without limitation, the Schedule TO, and TCI takes no responsibility for the accuracy of such information.

         The Purchaser's and ARL's principal executive offices, as set forth in its Schedule TO, are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234, and its business telephone number is (469) 522-4200.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         BCM, is ARL's, TCI's and IOT's contractual advisor. ARL, TCI and IOT contract with affiliates of BCM for property management services. Triad Realty Services, Ltd. ("Triad") subcontracts the property-level management and leasing of 51 of TCI's commercial properties, its four hotels and the commercial properties owned by a real estate partnership in which TCI and IOT are partners to Regis Realty, Inc. ("Regis"), a related party. Regis also provides real estate brokerage services for TCI, on a non-exclusive basis, and receives brokerage commissions in accordance with the brokerage agreement.

         Triad also subcontracts the property-level management and leasing of IOT's seven office buildings and two commercial properties owned by real estate partnerships in which IOT and TCI are partners to Regis. Prior to May 1, 2000, affiliates of BCM provided brokerage services for IOT, on a non-exclusive basis, and received brokerage commissions in accordance with a brokerage agreement. Currently, Regis performs such brokerage services for IOT.

         At October 25, 2002, ARL indirectly owned 3,994,301 shares, or approximately 49.5%, of TCI's outstanding common stock and indirectly owned 409,935 shares, or approximately 28.5%, of IOT's outstanding common stock.

         At October 25, 2002, TCI owned 345,728 shares, or approximately 24%, of IOT's outstanding common stock and 746,972 shares, or approximately 6.6%, of ARL's outstanding common stock.

         As of October 25, 2002, BCM owned 6,663,244 shares, or approximately 58.6%, of ARL's outstanding common stock; 1,166,947 shares, or approximately 14.5%, of TCI's outstanding common stock; and 106,802 shares, or approximately 7.4%, of IOT's outstanding common stock.

         The executive officers of TCI and IOT also serve as officers of ARL, and owe fiduciary duties to each of those entities as well as BCM under applicable law. The directors and officers of IOT also serve as directors and officers of TCI. Mr. Earl Cecil is a director of ARL, TCI and IOT. The directors owe fiduciary duties to TCI as well as to IOT under applicable law. IOT and TCI have the same relationship with BCM as does ARL.


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RELATED PARTY TRANSACTIONS

         Historically, ARL, TCI and IOT have each engaged in and may continue to engage in business transactions, including real estate partnerships, with related parties. Management believes that all of the related party transactions represented the best investments available at the time and were at least as advantageous to ARL, TCI and IOT as could have been obtained from unrelated third parties.

         OPERATING RELATIONSHIPS

         In October 1997, ARL entered into leases with BCM and Regis, for space to house BCM's staff at the One Hickory Centre Office Building, construction of which was completed in December 1998. The BCM leases, effective upon ARL obtaining permanent financing of the building, were for 75,852 sq. ft. (approximately 75% of the building), had terms of ten and fifteen years and provided for annual base rent of $19.25 per sq. ft. for the first year. In January 2001, both leases were terminated, and ARL entered into a new lease with BCM, effective October 1, 2000. The new lease is for 59,463 sq. ft. (approximately 62% of the building), has a term of three years, and provides for annual base rent of $1.3 million or $21.50 per sq. ft. Effective March 1, 2002, the lease was amended to 57,879 sq. ft. (approximately 59% of the building), with an annual base rent of $1.2 million, or $21.50 per sq. ft. In April 2002, TCI purchased 100% of the common shares of ART One Hickory Corporation ("One Hickory"), a wholly owned subsidiary of ARL. The lease remains in full force and effect.

         TCI is a 63.7% limited partner and IOT is a 36.3% general partner in the Tri-City Limited Partnership ("Tri-City") which owns the Chelsea Square Shopping Center. In February 2000, the Chelsea Square Shopping Center was financed in the amount of $2.1 million. Tri-City received net cash of $2.0 million after the payment of various closing costs. The mortgage bore interest at a fixed rate of 10.24% per annum until February 2001, and a variable rate thereafter, currently 10% per annum, requires monthly payments of principal and interest of $20,601 and matures in February 2005. TCI received a distribution of $1.3 million of the net financing proceeds. IOT received a distribution of $739,000 of the net financing proceeds. The business purpose of the transaction was to draw equity from the Chelsea Square Shopping Center.

         In 2001, TCI received $120,000 in rent from BCM for BCM's lease at Addison Hanger. BCM owns a corporate jet that is housed at the hanger and TCI had available space at the hanger.

         In 2001, ARL paid BCM, Triad, Carmel and Regis $6.7 million in advisory fees, $166,000 in net income fees, $3.8 million in incentive fees, $1.2 million in mortgage brokerage and equity refinancing fees, $92,000 in property acquisition fees, $5.9 million in real estate brokerage commissions and $3.9 million in property and construction management fees and leasing commissions, net of property management fees paid to subcontractors, other than Regis. In addition, as provided in the ARL Advisory Agreement, BCM received cost reimbursements of $2.8 million. BCM manages ARL's day-to-day operations pursuant to the ARL Advisory Agreement. ARL contracts with Triad and Carmel for property management services. BCM is the general partner of Triad. Carmel, which is owned by First Equity Properties, Inc., a company affiliated with BCM, subcontracts property management construction services and brokerage services to Regis. Regis is a company owned by GS Realty, the limited partner of Triad.


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         In 2001, IOT paid BCM, Triad and Regis $817,000 in advisory fees and
$312,000 in property and construction management fees and leasing commissions, net of property management fees paid to subcontractors other than Regis. In addition, from time-to-time, IOT has made advances to BCM, which generally have not had specific repayment terms and have been reflected in IOT's financial statements as other assets or other liabilities from affiliates. At December 31, 2001, BCM advanced IOT $593,000. As of March 2002, IOT has repaid that amount to BCM. BCM manages IOT's day-to-day operations pursuant to the IOT Advisory Agreement. IOT contracts with Triad for property management services.

         In 2001, TCI paid BCM, Triad and Regis $10.8 million in advisory incentive and net income fees, $45,000 in mortgage brokerage and equity refinancing fees, $2.4 million in property acquisition fees, $3.8 million in real estate brokerage commissions and $2.6 million in property and construction management fees and leasing commissions, net of property management fees paid to subcontractors, other than Regis. In addition, as provided in the TCI Advisory Agreement, BCM received cost reimbursements of $2.6 million. BCM manages TCI's day-to-day operations pursuant to the TCI Advisory Agreement. TCI contracts with Triad for property management services.

         ADVANCES AND LOANS

         From time-to-time, ARL and its affiliates have made advances to each other, which generally have not had specific repayment terms and have been reflected in ARL's financial statements as other assets or other liabilities. These affiliate borrowings are used to fund operating shortfalls or investment/acquisition cash requirements. Similarly, as properties are sold and operating cash flow is generated, those advances/borrowings may be repaid. Also, incentive fees and net income fees payable to BCM for 2001 are accrued throughout the year and are due by March 31, 2002. At December 31, 2001, ARL owed $10.1 million ($4.0 million for fees owed for 2001), $980,000 and $257,000 to BCM, TCI and GS Realty, respectively. In January 2002, ARL paid the $257,000 due to GS Realty. At December 31, 2001, TCI had receivables of $11.6 million, $1.9 million and $608,000 from BCM, GS Realty, and ARL, respectively. Also at December 31, 2001, TCI owed $1.0 million and $39,000 to GS Realty and BCM, respectively. In January 2002, TCI paid the $1.0 million due to GS Realty and in March 2002, TCI paid the $39,000 to BCM. At December 31, 2001, BCM advanced IOT $593,000. As of March 2002, IOT has repaid that amount to BCM.

         PROPERTY TRANSACTIONS

         In May 2001, ARL exchanged with TCI two parcels of land, a 10.5 acre tract of Vista Ridge land and an 8.88 acre tract of Hollywood Casino land, for the 168 unit Glenwood Apartments. The cost of the Vista Ridge land, the Hollywood Casino land and the Glenwood Apartments was $1.1 million, $2.1 million, and $3.7 million, respectively. The purchase prices were determined based on the market values of the properties exchanged, using a market rate multiple of net operating income. The business purpose of the transaction was for TCI to construct apartments on the Vista Ridge land and office buildings on the Hollywood Casino land. No consideration was paid on the transaction. However, ARL received net cash of $3.2 million on the subsequent sale of the Glenwood Apartments.


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         In December 2001, TCI, purchased 100% of the outstanding common shares of National Melrose, Inc. ("NM"), a wholly-owned subsidiary of ARL, for $2.0 million. The purchase price was determined based upon the market value of the property exchanged, using a market rate multiple of net operating income. NM owns the Executive Court Office Building. ARL has guaranteed that the asset will produce at least a 12% annual return on the purchase price for a period of three years from the purchase date. If the asset fails to produce the annual return, ARL will pay TCI any shortfall. In addition, if the asset fails to produce the 12% return for a calendar year, TCI may require ARL to repurchase the shares of NM for the purchase price. The business purpose of the transaction was for TCI to make an equity investment in NM anticipating a profitable return and ARL to receive cash for its equity investment. Management has classified this related party transaction as a note payable to TCI. The consideration paid for the outstanding shares was $2.0 million.

         In January 2002, IOT purchased 100% of the outstanding common shares of Rosedale Corporation ("Rosedale"), a wholly-owned subsidiary of ARL, for $5.1 million. The purchase price was determined based upon the market value of the property exchanged, using a market rate multiple of net operating income. Rosedale owns the Rosedale Towers Office Building. ARL has guaranteed that the asset will produce at least a 12% annual return on the purchase price for a period of three years from the purchase date. If the asset fails to produce the 12% return, ARL will pay IOT any shortfall. In addition, if the asset fails to produce the 12% return for a calendar year, IOT may require ARL to repurchase the shares of Rosedale for the purchase price. The business purpose of the transaction was for IOT to make an equity investment in Rosedale anticipating a profitable return and ARL to receive cash for its equity investment. Management has classified this related party transaction as a note payable to IOT. The consideration paid for the outstanding shares was $5.1 million.

         In January 2002, TCI purchased 100% of the outstanding common shares of ART Two Hickory Corporation ("Two Hickory"), a wholly-owned subsidiary of ARL, for $4.4 million. The purchase price was determined based upon the market value of the property exchanged, using a market rate multiple of net operating income of 7.0%. Two Hickory owns the Two Hickory Centre Office Building. ARL has guaranteed that the asset will produce at least a 12% annual return on the purchase price for a period of three years from the purchase date. If the asset fails to produce the 12% return, ARL will pay TCI any shortfall. In addition, if the asset fails to produce the 12% return for a calendar year, TCI may require ARL to repurchase the shares of Two Hickory for the purchase price. The business purpose of the transaction was for TCI to make an equity investment in Two Hickory anticipating a profitable return and ARL to receive cash for its equity investment. Management has classified this related party transaction as a note payable to TCI. The consideration paid for the outstanding shares was $4.4 million. In June 2002, the first lien on the property was refinanced. TCI received $1.3 million of the proceeds as a principal reduction on its loan to ARL.

         In February 2002, TCI sold a $2.0 million senior participation interest in a loan to IOT. The board of directors of IOT and TCI determined that the 16% interest rate was a good return for IOT's investment and TCI could benefit from the increase in cash and decrease its notes receivable outstanding portfolio. TCI received consideration of $2.0 million. In February 2002, the loan was extended until April 2002. In April 2002, IOT extended the loan until July 2002, receiving $8,500 as an extension fee. IOT and TCI will receive 57% and 43%, respectively, on the remaining principal and interest payments. In July 2002, the note was extended until August 2002. IOT and TCI


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will receive 57% and 43% respectively, on the remaining principal and interest payments. In August 2002, the loan was paid off, including accrued but unpaid interest.

         In March 2002, ARL received consideration of $600,000 and exchanged with TCI two parcels of land, a 24.5 acre tract of Rasor land, a 16.89 acre tract of Lakeshore Villas land, and the 45,623 sq. ft. Oaktree Village Shopping Center for the 80,278 sq. ft. Plaza on Bachman Creek Shopping Center. The cost of the Rasor land, the Lakeshore Villas land, the Oaktree Shopping Center, and the Plaza on Bachman Shopping Center was $1.0 million, $1.3 million, $1.6 million, and $4.1 million, respectively. The purchase prices of the shopping centers were determined based on the market values of the properties exchanged, using a market rate multiple of net operating income of 10.5% and the value for the Rasor land and Lakeshore Villas land was determined on appraised rates of $3.36 and $1.29 per square foot, respectively. The business purpose of the transaction was for TCI to construct apartments on the Rasor and Lakeshore Villas land and to give ample value for the property TCI is exchanging, the Oaktree Shopping center was added to the transaction. The Plaza on Bachman Creek Shopping Center was subsequently financed with ARL receiving net cash of $4.4 million.

         In April 2002, TCI purchased all of the general and limited partnership interests in Garden Confederate Point, L.P. ("Confederate Point") from ARL for $1.9 million. The purchase price was determined based on the market value of the property exchanged using a market rate multiple of net operating income of 8.41%. Confederate Point owns the Confederate Point Apartments. ARL has guaranteed that the asset will produce at least a 12% annual return on the purchase price for a period of three years from the purchase date. If the asset fails to produce the 12% return, ARL will pay TCI any shortfall. In addition, if the asset fails to produce the 12% return for a calendar year, TCI may require ARL to repurchase the interests in Confederate Point for the purchase price. The business purpose of the transaction was for TCI to make an equity investment in Confederate Point anticipating a profitable return and ARL is to receive cash for its equity investment. Management has classified this related party transaction as a note payable to TCI.

         In April 2002, TCI purchased all of the general and limited partnership interests in Garden Foxwood, L.P. ("Foxwood") from ARL for $1.1 million. The purchase price was determined based on the market values of the property exchanged, using a market rate multiple of net operating income of 8.41%. Foxwood owns the Foxwood Apartments. ARL has guaranteed that the asset will produce at least a 12% annual return on the purchase price for a period of three years from the purchase date. If the asset fails to produce the 12% return, ARL will pay TCI any shortfall. In addition, if the asset fails to produce the 12% return for a calendar year, TCI may require ARL to repurchase the interests in Foxwood for the purchase price. The business purpose of the transaction was for TCI to make an equity investment in Foxwood anticipating a profitable return and ARL to receive cash for its equity investment. Management has classified this related party transaction as a note payable to TCI.

         In April 2002, TCI purchased all of the general and limited partnership interests in Garden Woodsong, L.P. ("Woodsong") from ARL for $2.5 million. The purchase price was determined based


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on the market values of the property exchanged, using a market rate multiple of net operating income of 8.41%. Woodsong owns the Woodsong Apartments. ARL has guaranteed that the asset will produce at least a 12% annual return on the purchase price for a period of three years from the purchase date. If the asset fails to produce the 12% return, ARL will pay TCI any shortfall. In addition, if the asset fails to produce the 12% return for a calendar year, TCI may require ARL to repurchase the interests in Woodsong for the purchase price. The business purpose of the transaction was for TCI to make an equity investment in Woodsong anticipating a profitable return and ARL to receive cash for its equity investment. Management has classified this related party transaction as a note payable to TCI. In July 2002, the Woodsong Apartments was sold for $9.1 million. TCI received $2.6 million from the proceeds of $2.8 million as payment of principal and accrued but unpaid interest on the loan.

         In April 2002, TCI, a related party, purchased 100% of the common shares of One Hickory, for $4.5 million. The purchase price was determined based on the market values of the property exchanged, using a market rate multiple of net operating income of 7.0%. One Hickory owns the One Hickory Centre Office Building. ARL has guaranteed that the asset will produce at least a 12% annual return on the purchase price for a period of three years from the purchase date. If the asset fails to produce the 12% return, ARL will pay TCI any shortfall. In addition, if the asset fails to produce the 12% return for a calendar year, TCI may require ARL to repurchase the shares in One Hickory for the purchase price. The business purpose of the transaction was for TCI to make an equity investment in One Hickory anticipating a profitable return and ARL to receive cash for its equity investment. Management has classified this related party transaction as a note payable to TCI.

         In April 2002, TCI sold 12 residential properties to partnerships controlled by Metra Capital LLC ("Metra"). These properties include: the 75 unit Apple Lane Apartments in Lawrence, Kansas, the 195 unit Arbor Point Apartments in Odessa, Texas, the 264 unit Fairway View Estates Apartments in El Paso, Texas, the 152 unit Fairways Apartments in Longview, Texas, the 166 unit Fountain Lake Apartments in Texas City, Texas, the 172 unit Fountains of Waterford Apartments in Midland, Texas, the 122 unit Harper's Ferry Apartments in Lafayette, Louisiana, the 108 unit Oak Park IV Apartments in Clute, Texas, the 131 unit Quail Oaks Apartments in Balch Springs, Texas, the 300 unit Sunchase Apartments in Odessa, Texas, the 180 unit Timbers Apartments in Tyler, Texas, and the 112 unit Willow Creek Apartments in El Paso, Texas. Innovo is a limited partner in the partnerships that purchased the properties. Joseph Mizrachi, a director of ARL, controls approximately 11.67% of the outstanding common stock of Innovo. Management has determined to treat this sale as a refinancing transaction. TCI will continue to report the assets and the new debt incurred by Metra on its financial statements. The sales price for the properties totaled $37.6 million. TCI received net cash of $10.5 million after paying off the existing debt of $18.0 million and various closing costs. The new debt of $30.3 million bears interest at 7.57% per annum, requires monthly interest only payments of $212,000 and matures in May 2012. TCI also received $5.7 million of 8% non-recourse, non-convertible Series A preferred stock of Innovo. The Innovo preferred shares have the terms described above in the paragraph setting forth ARL's sale of residential properties to Metra.

         In April 2002, IOT sold all of its residential properties to partnerships controlled by Metra. These properties include: the 60 unit Brighton Court, the 92 unit Del Mar, the 68 unit Enclave, the 280 unit Meridian, the 57 unit Signature, the 114 unit Sinclair, located in Midland, Texas, and the 106 unit


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Treehouse, located in San Antonio, Texas. Innovo is a limited partner in the partnerships that purchased the properties. Joseph Mizrachi, a director of ARL, controls approximately 11.67% of the outstanding common stock of Innovo. The sale constituted 23.39% of the total assets of IOT as of December 31, 2001. The sales price for the properties totaled $26.2 million. IOT received $5.4 million in cash after the payoff of $16.1 million in debt and various closing costs. Management has determined to treat this sale as a refinancing transaction. The new debt, funded by Bank of America, on the properties totals $21.4 million, bears interest at 7.57% per annum, requires monthly interest only payments of $135,000 and matures in May 2012. IOT also received $2.9 million of 8% non-recourse, non-convertible Series A preferred stock of Innovo. The Innovo preferred shares have the terms described above in the paragraph setting forth ARL's sale of residential properties to Metra.

         In June 2002, TCI purchased 42.6 acres of Hollywood Casino land from ARL for $17.0 million. The purchase price was determined based on the market value of the property of $9.10 per square foot. The business purpose of this transaction was to reduce the affiliate payable.

         Also in June 2002, TCI purchased four parcels of unimproved land from ARL, the 54 acre Marine Creek land parcel, the 18 acre Mason Park land parcel, the 16.57 acre Nashville land parcel and the 61 acre Palm Desert land parcel for $12.3 million. The purchase price was determined based on the market value of the properties of $2.00, $3.56, $4.00 and $1.48 per square foot, respectively. The business purpose of the transactions was for TCI to develop apartment communities on the four tracts of land and to reduce the affiliate payable from ARL.

         Additionally, in June 2002, TCI purchased the 410,901 sq. ft. Centura Tower Office Building in Farmers Branch, Texas from ARL for $50.0 million. The purchase price for the Centura Tower was determined based on estimated replacement cost. The business purpose of the transaction was for TCI to acquire a Class A office building with significant upside potential and to reduce the affiliate payable from ARL.

         In June 2002, ARL purchased all the general and limited partnership interests in Chalet North, L.P. ("Chalet North") from BCM for $3.0 million. The purchase price was determined based on the market value of the property exchanged, using a market rate multiple of net operating income. Chalet North owns the Pinecrest Apartments. The business purpose of this transaction was to reduce the affiliate payable owed by BCM to ARL.

         In June 2002, ARL purchased the Tiberon Trails Apartments from BCM for $12.0 million. The purchase price was determined based on the market value of the property exchanged, using a market rate multiple of net operating income. The business purpose of this transaction was to reduce the affiliate payable owed by BCM to ARL.

         In June 2002, ARL purchased the Alta Mesa Shopping Center from BCM for $4.0 million. The purchase price was determined based on the market value of the property exchanged, using a market rate multiple of net operating income. The business purpose of this transaction was to reduce the affiliate payable owed by BCM to ARL.


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

         In June 2002, ARL purchased BCM's investment in Realty Advisors-Korea for $6.0 million. The purchase price was based on the fair value of the interests, which was determined by management and approved by the respective boards of directors, based on expected management fees that will be collected. The business purpose of this transaction was to reduce the affiliate payable owed by BCM to ARL.

         STOCK-RELATED ITEMS

         The directors and officers of TCI also serve as directors and officers of IOT. The directors owe fiduciary duties to IOT as well as to TCI under applicable law. IOT has the same relationship with BCM as TCI. At September 23, 2002, TCI owned 746,972 shares of ARL common stock which were primarily purchased in open market transactions in 1990 and 1991 at a total cost of $1.6 million. The officers of TCI and IOT also serve as officers of ARL. BCM also serves as advisor to ARL and at September 23, 2002, ARL owned approximately 49.5% of TCI's outstanding common stock. At September 23, 2002, the market value of the ARL common shares owned by TCI was approximately $7.0 million.

         TCI established on April 13, 2000, the Director Stock Option Plan (the "TCI Director Plan") which became effective upon subsequent approval of the stockholders of TCI at an Annual Meeting of Stockholders held on October 10, 2000. Under the terms of the TCI Director Plan, successive options covering 5,000 shares of TCI common stock each were automatically granted to each director on the date of effectiveness of the TCI Director Plan, and on each January 1 of each subsequent year in which the individual served as a director of TCI. Pursuant to the TCI Director Plan, two former directors of TCI, Edward
G. Zampa and R. Douglas Leonhard, each held options covering 5,000 shares at an exercise price of $8.975 per share, and an additional 5,000 shares at an exercise price of $14.875 per share. On January 30, 2002, TCI entered into separate agreements with Messrs. Leonhard and Zampa pursuant to which TCI repurchased all options held by each at a price based upon a $16 per share sale price of common stock, less the aggregate amount of the exercise price under each option. As a result of the Purchase Agreements, each of Messrs. Leonhard and Zampa received an aggregate of $41,225 in settlement, and the outstanding options previously held by each under the TCI Director Plan have been cancelled. In July 2002, Ted Stokely and Martin White exercised their options for 15,000 shares. Currently, no options are outstanding.

         INDEBTEDNESS OF MANAGEMENT

         Currently, no director or executive officer of ARL, TCI or IOT has any indebtedness to ARL, TCI or IOT.

THE OLIVE SETTLEMENT

         The Offer results from a court-approved settlement of a lawsuit styled Jack Olive, et al. v. National Income Realty Trust, Inc., et al., Case No. C89-4331-MHP filed in the United States District Court for the Northern District of California. The defendants in that litigation include, among others, TCI, IOT, BCM, Gene E. Phillips and American Realty Trust, Inc. ("ART"), a predecessor and now subsidiary of ARL. TCI and IOT are parties to a 1990 settlement of the litigation known as the Olive Settlement. The Olive Settlement is a settlement of a federal class and derivative action lawsuit commenced in 1989.

The action alleged that the Boards of Directors of TCI and IOT had breached the governing documents of the companies in 1989 by appointing a new adviser for the companies. It is also alleged a breach of trust and a breach of fiduciary duty owed by the boards and boards members to each company by retaining BCM as the adviser to each company without stockholder approval. The lawsuit sought the removal of the board members and the appointment of an interim receiver pending the election of a new board. A Stipulation of Settlement was entered into in February 1990 which required (i) cash distributions to be made to stockholders over the next twelve months; (ii) the addition of three new independent board members to the Board of each company; and (iii) the establishment of special board committees to review certain related party transactions. The original settlement was modified in 1995, and the modification was amended in 1997. Periodically since 1990, designated Settlement Counsel, George Donaldson, has challenged the compliance of the parties under the Olive Settlement, modification and the amendment and has unsuccessfully sought to remove BCM from its contractual advisory position to TCI, IOT and other entities. Settlement Counsel also sought to, from time to time, remove some or all of the directors of TCI and other entities. The boards of TCI and IOT deny the allegations and believe there has been no breach of any of the settlement provisions. Although there have been several status conferences concerning these matters, there has been no court order or action resolving or affirming the allegations of breaches of the settlement.

         The parties to the Olive Litigation acknowledge that further and substantial expense and time would be necessary to litigate the matters raised by the pending requests made by Settlement Counsel that the Court exercise its retained jurisdiction over the parties' prior settlement agreements. Thus, in order to finally put an end to the Olive Litigation and to avoid the anticipated expense, inconvenience, distraction and risk of further legal proceedings, the parties concluded that it was desirable to compromise, settle and discharge all claims arising from such matters while, at the same time, devising a mechanism to enable all stockholders of TCI and IOT to convert their common stock in TCI or IOT into cash.

         To that end, after arm's length negotiations, TCI, IOT and ARL, as the parent corporation of ART, entered into the Second Amendment to the Modification of Stipulation of Settlement (the "Settlement Agreement"), dated October 17, 2001. Following notice to all stockholders of TCI and IOT, the Settlement Agreement obtained final approval of the Court on February 12, 2002. The Settlement Agreement provides that if the stockholders so approve, TCI and IOT would become subsidiaries of ARL through the mechanism of freeze-out mergers, and if the SEC review process relating to the proxy solicitation for stockholder approval was not completed before March 31, 2002, and that day was not extended, Mr. Phillips, BCM, ARL and ART (collectively the "Affiliated Entities") would be in default and liable for liquidated damages equal to $5 for each share of TCI and IOT common stock unless within thirty days of the default, ARL filed tender offers seeking to purchase the TCI and IOT stock. A Registration Statement on Form S-4 was filed with the SEC in February 2002 to register the consideration to be offered to the stockholders in the contemplated freeze-out mergers and seek approval of those mergers from the ARL, TCI and IOT stockholders. However, the review process has not been completed. ARL, through the Purchaser, has now made the Offer for the Publicly-Held Shares. The Settlement Agreement provides that tender offers must be for all of the shares of TCI and IOT other than those held by the "Affiliated Entities" or their affiliates and must be on terms equal to or better than $17.50 per share in cash for the TCI common stock, and $19 per share in cash for the IOT common stock, which amounts would be reduced by any dividends paid after January 2, 2002 on the TCI or IOT common stock, respectively. If the Offers are substantially completed within 120 days following their commencement, the Affiliated Entities will be deemed to have fully complied with the Settlement Agreement.

         According to ARL, if the offer is consummated for less than all of the Publicly Held Shares, ARL currently expects to pursue the merger after the consummation of the Offer. If ARL is able to complete the registration process in the future it currently expects to offer to merge with TCI and acquire the remaining Shares of TCI Common Stock. The merger would be subject to not only completing the registration process, but also receiving approval of the merger from at least a majority of the unaffiliated TCI stockholders. ARL is not legally obligated to pursue the merger, and may, at some time in the future, abandon its efforts to do so or modify the terms proposed. There can be no assurance that ARL will be able to take the steps necessary to register the ARL preferred stock or that it will be able to consummate the merger, if it does.

NEGOTIATIONS OR CONTACTS RELATING TO THE OLIVE SETTLEMENT AND MERGER

         On October 31, 2000, Henry W. Simon, Jr., counsel to BCM, Mr. Phillips, ART and ARL, following conversations with Settlement Counsel, attended a meeting with Ted P. Stokely, Chairman of the Board of TCI and IOT, and Robert A. Waldman, General Counsel to ARL, TCI and IOT, to discuss the mechanics leading toward a possible settlement. Subsequent conversations resulted on November 15, 2000 with Mr. Waldman contacting representatives of Houlihan Lokey Howard & Zukin ("Houlihan Lokey") to discuss their interest in providing a fairness opinion which would be necessary in the event the parties reached an agreement on prices. Houlihan Lokey indicated they would be pleased to work in furtherance of the transaction and prepare to draft a retainer agreement among IOT, TCI and Houlihan Lokey and send it to Mr. Waldman.

         On November 17, 2000, at meetings of the Boards of Directors of TCI and IOT, the members were advised that Settlement Counsel had expressed an initial interest in a buy-out by ARL of all non-affiliated stockholders at $16 per TCI share and $14 per IOT share, subject to further information and negotiation as to price. In attendance at the meetings were directors R. Douglas Leonhard*, Martin L. White, Edward G. Zampa*, and Ted P. Stokely. Also attending the meetings were Mark W. Branigan, then a director of ARL and Chief Financial Officer of ARL, TCI and IOT, and Karl L. Blaha, then a director of ARL and President of ARL, TCI and IOT, and Robert A. Waldman, Senior Vice President, General Counsel and Secretary of ARL, TCI and IOT.

         Subsequent meetings not involving TCI or IOT personnel resulted in exchanges of financial information, conclusions, preliminary reports and methodology for valuations, discussions of discounts and




--------

         *Messrs. Leonhard and Zampa resigned as directors of TCI and IOT on December 14, 2001. Messrs. Leonhard and Zampa were directors of both TCI and IOT but held no other position in any of TCI, IOT or ARL. Mr. Leonhard did not provide any reason for his resignation; Mr. Zampa advised that his workload had increased and time no longer permitted him to continue; neither individual advised of any disagreement with any policies or practices or operations of either TCI or IOT, nor did either individual furnish TCI or IOT with any letter describing any disagreement and requesting that the matter be disclosed. See Also, Current Report on Form 8-K for event occurring December 14, 2001 of TCI and IOT.

comparative values and their effect upon proposed prices, as well as affirmative elections to potentially obtain new securities of ARL in any such transaction.

         On August 30, 2001, the TCI and IOT directors held special meetings at which time they approved the terms of the proposed settlement subject to completion of due diligence and negotiation of a final agreement. In attendance at the meetings were directors Messrs. Leonhard, White, Zampa and Stokely. Also attending the meetings were Messrs. Blaha, Lou Corna (Executive Vice President - Tax of ARL, TCI, IOT and BCM) and Waldman. The proposed Settlement Agreement had been drafted by Messrs. Donaldson and Simon in September 2001, and revised for the concerns of various participants in the discussions. On October 18, 2001, the written Settlement Agreement was filed with Judge Patel. On October 23, 2001, a Press Release was issued on behalf of ARL, TCI and IOT announcing the preliminary agreement with Settlement Counsel providing for ARL to acquire all of the outstanding common stock of TCI and IOT. On October 25, 2001, the boards of directors of TCI and IOT held special meetings with the representatives of Houlihan Lokey. The directors reviewed the settlement proposal and discussed with Houlihan Lokey the procedures that Houlihan Lokey would apply in analyzing the fairness of the proposed transaction.

         The Court ultimately signed an Order preliminary approving the Settlement Agreement on December 18, 2001, and the Court approved a proposed Notice of Proposed Settlement of Derivative Action which was then mailed to all stockholders of TCI and IOT. The Notice described the proposed settlement and advised that a Settlement Hearing would be held on February 4, 2002.

         On February 1 and 4, 2002, the TCI and IOT boards of directors (which consist of the same persons) met by telephone conference to review a draft of certain presentations prepared by Houlihan Lokey and to make certain determinations regarding the fairness of the terms of the Settlement Agreement for the proposed mergers to the stockholders of each other corporation.

         On February 12, 2002, the Court signed the Order finally approving the Settlement Agreement.

         The merger consideration was determined through negotiations between representatives of ARL and Settlement Counsel in the Olive Litigation. The Boards of Directors of TCI and IOT had no direct part in negotiating the prices or arriving at the prices to be paid. Pursuant to the Settlement Agreement, at all times, TCI has essentially received an offer to the holders of the Publicly-Held Shares of a price of $17.50 per Share in cash, and IOT has received a similar offer to the holders of its Publicly-Held Shares of $19 per Share in cash.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

         The executive officers of BCM also serve as executive officers of ARL, TCI and IOT. Each of those individuals as a result of their positions owe fiduciary duties to the stockholders of each entity. Mr. Earl Cecil is a director of each of ARL, TCI and IOT. Additionally, TCI and IOT have the same directors and therefore, the directors owe fiduciary duties to both TCI and IOT. At times, each of these individuals may be confronted by issues, including a business combination and the Offer that present them with potentially conflicting interests and obligations. None of the individual officers and directors of ARL, TCI, IOT or BCM will receive individual compensation, shares, forgiveness of debt, options, or severance benefits or earn-outs or any other amounts that could be considered compensation related to any successful consummation of either the Offer or any subsequent business combination. It is currently expected that the directors and officers of ARL, TCI and IOT will each remain the same as after the conclusion of the Offer.

         The only officer or director who owns Shares is Martin L. White, who presently owns 2,000 Shares. Mr. White exercised options covering 15,000 Shares on July 3, 2002, at exercise prices ranging from $8.75 per Share to $16.05 per Share, and sold during the period from July 11, 2002 through July 30, 2002, an aggregate of 13,000 Shares at prices ranging from $19.50 per Share to $20.02 per Share.

         Ted P. Stokely, a director and member of the Special Committee, also exercised options covering 15,000 Shares from July 5, 2002 through July 9, 2002 at exercise prices ranging from $8.75 per Share to $16.05 per Share. Mr. Stokely subsequently sold all of such 15,000 Shares in open market transactions during the period from July 12, 2002, through August 8, 2002, at prices ranging from $19.23 per Share to $20.20 per Share.

         If Mr. White tenders such 2,000 Shares, he will receive the Offer Price on the same terms as set forth in the Offer to Purchase. If the Offer is not consummated, neither Mr. White nor any other member of the Board of Directors or any executive officer would receive any compensation.

         Except as discussed herein or incorporated herein by reference, to the Company's knowledge, as of the date hereof, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser, ARL or any of their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         Since Earl Cecil is a director of each of ARL, TCI and IOT, and since Henry Butler is an employee of BCM, and by virtue of the current or past affiliations among ARL, TCI and IOT, the Board of Directors of the Company delegated to a Special Committee consisting of Ted Stokely and Martin White the authority to consider and make any recommendation regarding the Offer Price to the holders of the Publicly-Held Shares. The Special Committee has determined, on behalf of the Company, after taking into account all of the factors described below, that the Offer Price is fair to the holders of the Publicly-Held Shares, and the Special Committee recommends on behalf of the Company that the holders of the Publicly-Held Shares should consider the Offer in light of their own circumstances. The TCI Board of Directors and the Special Committee do not take a position recommending or not recommending that holders tender their Shares.

INTENT TO TENDER

         The only officer or director of the Company holding Shares is Martin L. White who presently owns and holds 2,000 Shares. As of the date hereof, Mr. White has not made any determination of whether he intends to tender pursuant to the Offer any or all of the Shares that are held of record or beneficially by him or whether he will continue to hold and own such Shares.

BACKGROUND OF THE OFFER

         As stated in the Offer to Purchase, ARL is making the Offer through the Purchaser in order to comply with ARL's obligations under the Court-approved Settlement Agreement in the Olive Litigation because ARL has been unable to consummate the merger required by the Settlement Agreement, and ARL might be liable for liquidated damages of $5 per share of TCI stock held by the holders of the Publicly-Held Shares unless ARL makes the Offer and consummates it within 120 days. The discussion contained in the Schedule TO entitled "Background of the Offer" contains information regarding the Offer and is incorporated herein by reference. On November 7, 2002, ARL issued a news release announcing ARL's intention to commence a tender offer for the Shares held by holders of the Publicly-Held Shares.

         On November 8, 2002, the Board of Directors of the Company met at the offices of the Company (Earl D. Cecil attending by telephone) to review, among other things, matters relating to the Offer and to form the Special Committee consisting of Ted Stokely and Martin White. The Special Committee was authorized and directed to prepare the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 to the holders of the Publicly-Held Shares regarding the Offer. The Company's Board of Directors also authorized the Special Committee to investigate such other matters as it determined appropriate, and to obtain any necessary counsel or financial advisers. The Board and the Special Committee included in the meeting the Company's counsel, Prager, Metzger & Kroemer PLLC, and two officers of the Company, Messrs. Waldman and Kimbrough.

         At its meeting on November 8, 2002, the Board of Directors of the Company, the Special Committee reviewed various information and considered the factors set forth below. Based upon that review and those factors, the Special Committee and/or the TCI Board concluded the following:

                  1. Under Article Fourteenth of the Articles of Incorporation, as amended, of the Company, the material facts as to the relationship among or financial interest of the relevant individuals or persons, and as to the transaction are disclosed or are known to the Board of Directors and the Special Committee, and the Special Committee has determined that such transaction in the form of the Offer is fair as to the Company and authorized or approved the fairness of the transaction by a vote of a majority of the independent directors.

                  2. Acting by the unanimous vote of three members participating (Earl D. Cecil having abstained), the Board of Directors of TCI concluded that the terms and provisions of the Offer for TCI Common Stock made by ARL and the Offer Price of $17.50 per Share in cash, were fair to the holders of the Publicly-Held Shares.

                  3. The TCI Board of Directors from the standpoint of TCI as an affiliate of ARL reviewed the various factors each had considered in the past in their capacities as directors of IOT during February through September 2002 in connection with the proposed mergers, reviewed the Houlihan Lokey presentation made to them as IOT directors, reviewed the Houlihan Lokey fairness opinion to the IOT Board of Directors in connection with the merger transaction, and reviewed the market prices of the IOT Common Stock over the period from October 23, 2001 through November 8, 2002. The TCI Board also considered that the Court in rendering its final approval of the Settlement Agreement on February 12, 2002, made certain determinations that the merger consideration was fair, the $5 per Share penalty provision was fair, and that a tender offer on the same "economic terms" was fair to the non-affiliated IOT stockholders. The TCI Board also reviewed the market price of the Shares of IOT Common Stock against the Offer Price, and the recognition that book value per Share far exceeds both prices, but the market has not given any additional credence to the book value per Share for several years. The TCI Board in reaching its conclusion also noted that during the period from October 23, 2001 through November 8, 2002, no other offers of any kind have been made or suggested by any person or entity other than ARL, and no communications had been received from any non-affiliated stockholder of IOT suggesting in any manner that the price of $19 per Share in cash for IOT Common Stock was inappropriate. The TCI Board in its capacity as an affiliate of ARL concluded by the unanimous vote of the three members participating (Earl D. Cecil having abstained) that the terms and provisions of the tender offer for IOT Common Stock made by ARL and the Offer Price of $19 per Share in cash for IOT Shares were fair to the non-affiliated IOT stockholders.

The Special Committee then determined that, based upon consideration of all of the factors described above and described below that the Offer and the Offer Price is fair to the holders of the Publicly-Held Shares.

FACTORS CONSIDERED BY THE SPECIAL COMMITTEE

         The Special Committee, prior to expressing its position with respect to the Offer and the Offer Price, received advice from and discussed the Offer with Prager, Metzger & Kroemer PLLC and the Company's management. In making its recommendation respecting the Offer, the Special Committee considered a number of factors, including the following:

         o COMPANY OPERATING AND FINANCIAL CONDITION. The Special Committee took into account the current, recent and historical financial condition and results of operation of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current, recent and expected conditions in the general economy and in the industry in which the Company operates. The Special Committee noted that the financial condition of the Company continues at substantially the same position as in February 2002 when the Board made prior determinations.

         o MARKET PRICE AND PREMIUM. The Special Committee considered recent and historical price and a low volume of trading activity of the Shares. The $17.50 per share Offer Price is the same as the cash consideration in the merger and represents a 44.6% premium over the average closing price of TCI Common Stock over the thirty trading days prior to October 23, 2001. Since that date, the trading price has changed to slightly below $17.50 per Share to a high in excess of $20 per Share.

         o NET ASSET VALUE. The Special Committee considered that the net asset value range per Share of TCI Common Stock continues to be slightly less than one year ago in the range of estimates.

         o OFFER PRICE. The Special Committee considered that the premium of the Offer Price was really established one year ago. The market price continues substantially the same at that price, and the book value per Share has never been really considered by the marketplace. The Special Committee considers that in the absence of the Offer or the consideration to be paid in the merger, the $17.50 per Share price for TCI Common Stock may not hold in the marketplace.

         o HOULIHAN LOKEY OPINION. The Special Committee considered the previous financial presentation of Houlihan Lokey and its opinion to the effect that the consideration to be offered to the non-affiliated TCI stockholders pursuant to the TCI merger agreement was fair from a financial point of view to those holders. Although the consideration in the Offer consists only of cash and not an opportunity to elect to obtain an ARL security, it is believed that the voluntary nature of each holder's decision to tender to be considered to be equivalent to that holder's opportunity to elect to acquire an ARL security in the merger.

         o COURT ORDER IN THE OLIVE LITIGATION. The Special Committee also considered that the Court in the Olive Litigation in rendering its final approval of the Settlement Agreement on February 12, 2002, made certain determinations that the merger consideration was fair, the $5 per Share penalty provision was fair, and that a tender offer on the same "economic terms" was fair to the non-affiliated TCI stockholders.

         o TIMING OF COMPLETION. The Special Committee considered the anticipated timing for the completion of the Offer, including the structure of the transaction as a tender offer for all of the Shares held by the holders of Publicly-Held Shares. The Offer is being made on November 15, 2002, and will be open for a minimum of at least twenty (20) business days. The Special Committee considered that the Offer could allow stockholders to receive the transaction consideration in cash promptly.

         o COMMUNICATIONS FROM HOLDERS OF SHARES REGARDING PRICE. The Special Committee considered that no communications had been received from holders of Shares or persons purporting to represent holders of Shares regarding the Offer Price or any terms of the proposed merger or any other matter relating to or involving the transactions pursuant to the Settlement Agreement.

         o NO OTHER OFFERS. The Special Committee considered no other tender offer or other offer of any kind has been made or suggested by any person or entity other than ARL. The Special Committee believes that the Company was hindered in its ability to function based upon restrictions in the Olive Litigation. Only three solutions were provided in the Settlement Agreement, one of which has been elected at this time by ARL.

         o FOLLOW-ON MERGER. The Special Committee considered that ARL apparently intends to continue following the consummation of the Offer to propose a merger with TCI whereby non-affiliated stockholders would receive $17.50 in cash, or at that stockholder's option, a share of ARL Preferred Stock for each TCI Share held. That merger will continue to be subject to stockholder approval and completing the registration procedures with the Commission, which ARL has not yet been able to complete. There can be no assurance that ARL will be able to take the steps necessary to register the ARL Preferred Stock or that ARL will be able to consummate such merger. ARL, following the making of the Offer, will not be legally obligated to pursue the merger, and may at some time in the future abandon efforts to do so or modify the terms proposed.

         o LIQUIDITY FOR STOCKHOLDERS. The Special Committee considered the historical low volume of trading of the Shares, the limited liquidity in the Shares as a result thereof, and the opportunity that the Offer provides the holder of the Publicly-Held Shares to liquidate their holdings in the Company.

         o POSSIBLE CHANGES IN MARKET PRICE OF COMMON STOCK. The Special Committee considered the possibility that if a transaction with ARL were not completed, and the Company remains as a publicly-owned corporation, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Publicly-Held Shares in the open market or in a future transaction might be less than the per Share price to be received by the holders of the Publicly-Held Shares in connection with the Offer. The Special Committee also considered that if a transaction with ARL was not completed and the Company remained as a publicly-owned company, it is also possible that because of an increase in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Publicly-Held Shares in the open market or in a future transaction might be more than the per Share price to be received by the stockholders in connection with the Offer.

         o FUTURE PROSPECTS OF THE COMPANY. The Special Committee also considered the fact that, assuming a holder tenders his Publicly-Held Shares in the Offer or that the proposed merger is ultimately completed, all holders of the Shares whose Shares are purchased in the Offer will not participate in any future growth of the Company. Moreover, the Special Committee considered the fact that, if the Offer is not consummated in accordance with its terms, nothing would prevent ARL from attempting to acquire the Shares at prices higher or lower than the $17.50 per Share, attempt to sell its Shares, attempt to cause the Company to be sold or take other courses of action that may be more or less desirable to the holders of the Publicly-Held Shares than accepting the Offer Price. In addition, the Special Committee considered that there can be no assurance that the strategic arrangements between the Company and ARL will continue if the Offer is not consummated.

         The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, the Special Committee concluded that the Offer and the Offer Price is fair to the holders of the Publicly-Held Shares. However, the Special Committee did not take a position recommending or not recommending that holders of Publicly-Held Shares tender their Shares to ARL.

         Neither the Special Committee nor the Board attempted to determine the liquidation value of the Company and only gave consideration to the book value of the Company in connection with an analysis of the factors described above and not as a separate method in valuation. The Special Committee believed, based upon its general knowledge of the composition of the Company's assets, and the real estate industry in general, that those measures of asset value were not appropriate indicators of value of the Company as they could be considerably more or less than the Offer Price depending upon the methods of liquidation utilized to determine liquidation value. Accordingly, neither the Special Committee nor the TCI Board considered liquidation value or book value to be relevant measures of valuation for the Company.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         Neither the Board of Directors of TCI nor the Special Committee has entered into any written agreements or understandings with any person that is to be employed, retained or to be compensated or to make solicitations or recommendations in connection with the Offer. The Board and the Special Committee have consulted with its customary counsel, Prager, Metzger & Kroemer PLLC, and the

Company management. The Board of Directors and the Special Committee had available to them the prior work of Houlihan Lokey, which was previously retained in connection with the proposed merger transaction in the Settlement Agreement.

         Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of the Publicly-Held Shares on the Company's behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Other than as disclosed in this Schedule 14D-9, during the past sixty
(60) calendar days no transaction in the Shares has been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

         (b) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

         (c) Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in paragraphs (a) and (b) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

         The information contained in the exhibit referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS

         The following exhibits are filed herewith or incorporated herein by reference as indicated below:

Exhibit Designation                   Description of Exhibit

      (a)(5).1          Letter to Stockholders dated November 15, 2002

      (a)(5).2          Press Release issued by the Company on November 15, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and believe, I certify that the information set forth in this Statement is true, complete and correct.

                                  /s/ Ted P. Stokely
                                  ----------------------------------------------
                                  Ted P. Stokely, Director and Member of the
                                  Special Committee of the Board of Directors
                                  of Transcontinental Realty Investors, Inc.

Dated:   November 15, 2002.

                               INDEX TO EXHIBITS

   Exhibit Number                       Description
   --------------                       -----------
      (a)(5).1          Letter to Stockholders dated November 15, 2002

      (a)(5).2          Press Release issued by the Company on November 15, 2002